Exhibit (d)

TENDER OFFER AND STANDSTILL AGREEMENT

This Tender Offer and Standstill Agreement (the “Agreement”) is made and entered into effective as of the 23th day of August 2023, by and among MFS High Yield Municipal Trust (“CMU” or the “Fund”) and Massachusetts Financial Services Company (“MFS” and, together with CMU, the “Fund Parties”), each having its principal place of business at 111 Huntington Avenue, Boston, MA 02199, and Bulldog Investors, LLP, d/b/a Bulldog Investors, having its principal place of business at 250 Pehle Avenue, Saddle Brook, NJ 07663, and its employees and “affiliated persons” (as that term is defined in the Investment Company Act of 1940) (collectively “Bulldog”) (the Fund Parties and Bulldog are each referred to as a “Party” and, collectively, the “Parties”), on behalf of Special Opportunities Fund and any other clients of Bulldog which have an interest in the Fund (or may have an interest in the Fund for the duration of this Agreement) and for which Bulldog has discretionary authority to act on their behalf.

WHEREAS, MFS is a registered investment adviser that acts as investment adviser to the Fund;

WHEREAS, on July 10, 2023, Bulldog, on behalf of Special Opportunities Fund, provided notice to the Fund of its intention to submit shareholder proposals (the “Bulldog Proposals”) for consideration at the Fund’s annual meeting of shareholders to be held in 2023, requesting that the Fund’s shareholders vote (i) to elect Bulldog nominees, Messrs. Paul Poole and Jake Pampinella, as Trustees of the Fund and (ii) to approve a non-binding proposal that the Board of Trustees of the Fund consider authorizing a liquidity event that will allow shareholders to monetize a significant percentage of their shares at or close to the Fund’s net asset value (“NAV”);

WHEREAS, MFS and Bulldog have engaged in discussions regarding the Bulldog Proposals and possible alternatives (the “Discussions”) and entered into a separate letter agreement dated August 2, 2023, as amended on August 10, 2023 (the “Confidentiality Letter Agreement”), regarding confidentiality obligations with respect to the Discussions (and MFS has discussed the results of the Discussions with the Fund’s Board of Trustees); and
WHEREAS, the Parties wish to resolve matters concerning the Bulldog Proposals pursuant to the terms hereof;
NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Tender Offers.  Subject to the satisfaction of Section 2 below, the Fund Parties agree:

(a) The Fund shall conduct a cash tender offer (the “Tender Offer”) pursuant to the requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act"), for up to 10% of the Fund’s then outstanding common shares (the “Shares”) at a price equal to 98% of the NAV of the Shares as of the close of ordinary trading on the New York Stock Exchange (“NYSE”) on the date the Tender Offer expires. The Tender Offer will be subject only to the conditions set forth herein and in Appendix A hereto, which do not include conditions as to any particular number of Shares being tendered or the discount to NAV at which the Fund’s Shares have traded.  The Fund will use its best efforts to complete the Tender Offer as soon as practicable but no later than  before December 31, 2023.

(b)  The Fund shall purchase up to 10% of the Shares tendered and not withdrawn during the Tender Offer on a prorated basis if more than 10% of the Shares are properly tendered and not properly withdrawn. The consideration to be paid by the Fund for Shares under the Tender Offer shall consist solely of cash.

(c) The Board of Trustees of the Fund shall approve, and recommend that shareholders of the Fund approve at the Fund’s 2025 annual shareholder meeting, a proposal concerning a liquidity event for the Fund (the “Liquidity Event”), unless the Average Trading Discount (as defined below) of the Shares is equal to or less than 7.50% for the entirety of a Trigger Period (as defined below), at which point such proposal for the Liquidity Event shall not be required.  For avoidance of doubt, if the Average Trading Discount of the Shares is equal to or less than 7.50% for the entirety of a Trigger Period, this Section 1(c) will not require any further action by the Fund’s Board of Trustees, the Fund or MFS.

“Trigger Period” means any consecutive 30 calendar day period occurring between the date that the Tender Offer is completed and July 15, 2025.  Each Trigger Period shall commence as of 12:01 a.m. EST on the first calendar day and shall end as of 11:59 p.m. EST on the 30th calendar day of such period.

 “Average Trading Discount” means the simple average of the trading discounts (and premiums, as the case may be) of the Shares on each day the NYSE is open for trading (each a “Business Day”) during a Trigger Period, with the trading discount (or premium) on each Business Day equal to the percentage difference between the NAV of the Shares and the trading price of the Shares as of the close of regular trading on the NYSE on such Business Day (the “closing price”), with a trading price below NAV expressed as a positive percentage (i.e., percentage discount) and a trading price above NAV as a negative percentage (i.e., percentage premium).1 The Trust shall perform such calculations as soon as practicable after each Business Day during a Trigger Period in good faith and on a consistent basis using the Fund’s published daily NAV calculations and the closing price of the Shares as published by Bloomberg.

1 For example, if the closing price of the Shares is $6 and the NAV $8 on a Business Day, and the closing price of the Shares is $11 and the NAV $10 on the next Business Day, the Average Trading Discount for those two Business Days would be 7.5%, which is the simple average of a 25% discount on the first Business Day and a 10% premium (-10%) on the second Business Day.

For the avoidance of doubt, nothing precludes the Board from taking action regarding the Fund prior to the 2025 annual shareholder meeting in accordance with its fiduciary duty to the Fund.

2. Bulldog Obligations.  Upon public announcement by the Fund of its intention to conduct the Tender Offer (the “Announcement”), a copy of which is attached hereto as Appendix B:

a)
Bulldog shall immediately withdraw the Bulldog Proposals and shall not submit any additional proposal or nominees for Trustees in connection with the Fund’s 2023 annual shareholder meeting or any adjournments or postponements thereof.

b)	Bulldog shall, from the time of the Announcement through the Release Date (as defined below):
(i) refrain from directly or indirectly making, supporting or encouraging any shareholder proposals (including proposing any nominees for election) concerning the Fund; (ii) vote in accordance with the recommendations of the Board of Trustees of the Fund on nominees for election as Trustees of the Fund; (iii) vote in accordance with the recommendations of the Board of Trustees on any other matters affecting the Fund provided that Bulldog reasonably determines that voting in accordance with such recommendations does not violate any legal requirements; (iv) refrain from directly or indirectly soliciting or encouraging others to vote against the recommendations of the Board of Trustees on any matters affecting the Fund; (vii) refrain from granting a proxy with respect to Shares of the Fund other than to officers of, or other persons named as proxies by, the Fund; (viii) refrain from executing any written consent with respect to the Shares of the Fund other than as may be solicited by the Fund; (ix) refrain from joining or participating in a group concerning the Fund; (x) refrain from seeking the removal of any member of the Board of Trustees of the Fund; (xi) refrain from seeking control or influence over the management or policies of the Fund; and (xii) refrain from publicly disclosing any intention, plan, proposal or arrangement or other matter inconsistent with its obligations under this subparagraph 2(b).  Notwithstanding anything to the contrary in this Section 2(b), any investment company that is advised by Bulldog or its affiliates shall vote its shares of the Fund to the extent it would be required by one of the methods prescribed in Section 12(d)(1) of the Investment Company Act 1940.
For the purposes of this Agreement and subject to the foregoing, the “Release Date” will be the earliest of the following: (a) the day after the date of completion of the Fund’s 2025 annual meeting of shareholders (or special meeting held in lieu thereof), including any adjournments or postponements thereof, or (b) such other date as the parties may agree in writing.

3. No Disparagement.  From the time of the Announcement until the Release Date, each Party hereto shall refrain from directly or indirectly disparaging or impugning the integrity or reputation of the other Party, its partners, members, directors, officers, employees or affiliates, or any members of the Board of Trustees of the Fund with respect any matters affecting the Fund. The foregoing shall not apply to any compelled testimony or production of information, either by legal process, subpoena, or as part of a response to a request for information from any governmental authority with jurisdiction over the party from whom information is sought.
4. Confidentiality.  Subject to the second sentence of this Section 4, MFS and Bulldog hereby agree to and do hereby extend the term of the Confidentiality Letter Agreement until the Announcement. For the avoidance of doubt, the Parties acknowledge that Bulldog will be required to file a copy of this Agreement on an amendment to Schedule 13D (to be filed with the SEC no later than two business days from the date of this Agreement), and the Fund will be required to file a copy of this Agreement with its Form TO filings in connection with the Tender Offer.
5. No Assignment.  This Agreement shall be binding upon the Parties and their respective legal successors and permitted assigns.  No Party may assign this Agreement without the prior written consent of the other Party and any such attempted assignment shall be void.
6. Applicable Law and Jurisdiction.  The validity of this Agreement, the construction and enforcement of its terms, and the interpretations of the rights and duties of the parties shall be governed by the laws of the State of New York, without regard to conflicts of law rules.  The parties hereto agree that the proper forum for any legal controversy arising in connection with this Agreement shall be a state or federal court in New York, New York, and the parties hereby consent to the exclusive jurisdiction of such court for such purposes.  To the fullest extent permitted by applicable law, each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any suit, action or proceeding arising under this Agreement.
8. Injunctive Relief.  Each Party acknowledges that a breach of its obligations under this Agreement may result in irreparable harm to the other Party for which monetary damages will not be sufficient.  Each Party hereto agrees that, in the event of a breach or threatened breach by the other Party of its obligations under this Agreement, the non-breaching Party shall be entitled, in addition to its other rights and remedies hereunder or at law, to seek injunctive or other equitable relief, including specific performance, as applicable, and such further relief as may be proper from a court of competent jurisdiction.
9. Modification.  No modification, amendment, supplement to or waiver of this Agreement of any of its provisions or Appendices shall be binding upon the Parties hereto unless made in writing and duly signed by all Parties.
10. Invalidity.  In the event that any one or more of the provisions of this Agreement shall for any reason be held to be invalid, illegal, or unenforceable, the remaining provisions of this Agreement shall be unimpaired, and the invalid, illegal or unenforceable provision shall be replaced by a mutually acceptable provision, which being valid, legal and enforceable, comes closest to the economic effect and intent of the Parties underlying the invalid, illegal or unenforceable provision.
11. No Waiver.  A waiver of a breach or default under this Agreement shall not be a waiver of any other or subsequent breach or default.  The failure or delay in enforcing compliance with any term or condition of this Agreement shall not constitute a waiver of such term or condition unless such term or condition is expressly waived in writing.
12. Counterparts.  This Agreement may be executed in counterparts, either manually or by electronic or digital signature (including by facsimile or electronic mail transmission in pdf format) and each counterpart shall have the effect of an original.

13. Term and Termination.  This Agreement shall remain in effect until the earliest of the following: (a) the day after the date of completion of the Fund’s 2025 annual meeting of shareholders (or special meeting held in lieu thereof), including any adjournments or postponements thereof, or (b) such other date as the parties may agree in writing.

13. Entire Agreement.  This Agreement and any other written agreement entered into by the Parties on or after the date of this Agreement shall constitute the entire Agreement among the Parties and shall supersede all previous agreements, promises, proposals, representations, understandings and negotiations, whether written or oral, among the Parties respecting the subject matter hereof.
14. Massachusetts Business Trust Matters.  A copy of the Agreement and Declaration of Trust of the Fund is on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trustees of the Fund as Trustees and not in their individual capacity and that the obligations of the Fund under this instrument are not binding upon any of the Trustees, officers or shareholders of the Fund in their individual capacity, but are binding only upon the assets and property of the Fund.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement of the day, month, and year first above written.
BULLDOG INVESTORS, LLP	MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:__ PHILLIP GOLDSTEIN____ By:___Heidi Hardin___________________

Name:__Phillip Goldstein_______ Name:__Heidi W. Hardin______________

Title:________Partner__________ Title: Executive Vice President,_________
                                                                 General Counsel and Secretary_____
MFS HIGH YIELD MUNICIPAL TRUST By:_____DAVID L. DILORENZO Name:___David L. DiLorenzo Title:_____President

APPENDIX A

TENDER OFFER CONDITIONS:

It is a condition of the Tender Offer that the Fund cannot accept tenders or effect repurchases, unless otherwise determined by the Fund’s Board of Trustees, if:  (1) such transactions, if consummated, would (a) result in delisting of the Fund’s Shares from the NYSE (the NYSE Listed Company Manual provides, among other things, that the NYSE would promptly initiate suspension and delisting procedures with respect to a closed-end fund if the total market value of publicly held shares and net assets of the fund over sixty consecutive trading days are each below $5,000,000); (b) cause the Fund to fail to qualify and to be treated as a regulated investment company under the Internal Revenue Code of 1986 (which would subject the Fund to tax on its taxable income at corporate rates, and cause all distributions from earnings and profits, including any distributions of net tax-exempt income and net long-term capital gains, to be taxable to stockholders as ordinary income); or (c) result in a failure to comply with the applicable asset coverage or leverage ratio requirements applicable to the Remarketable Variable Rate MuniFund Term Preferred Shares of the Fund that are issued and outstanding; (2) there is any (a) in the Board of Trustees’ reasonable judgment, material legal action or proceeding instituted or threatened challenging such transactions or otherwise materially adversely affecting the Fund; (b) suspension of or limitation on prices for trading securities generally on the NYSE or other national securities exchange(s), or the National Association of Securities Dealers Automated Quotation System (“NASDAQ”) National Market System; (c) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State or (d) a new limitation affecting the Fund or the issuers of its portfolio securities imposed by Federal or state authorities on the extension of credit by lending institutions; or (3) the Board of Trustees determines in good faith, upon written advice of counsel, that effecting any such transaction would constitute a breach of their fiduciary duty owed to the Fund or its shareholders.  For the avoidance of doubt, Bulldog’s obligations under the Agreement shall terminate if the Tender Offer is not completed for any reason set forth in this Appendix A.

APPENDIX B

For Immediate Release                                                                                                                                                                                                                                                                                                                                       Media contacts: Dan Flaherty, +1 617.954.4256
For shareholders/advisors: Jeffrey Schwarz, +1 617.954.5872

MFS HIGH YIELD MUNICIPAL TRUST ANNOUNCES TENDER OFFER
BOSTON (August 25, 2023) – MFS Investment Management® (MFS®) announced today that the Board of Trustees (the "Board") of MFS High Yield Municipal Trust (the "Fund") (NYSE: CMU), a closed-end management investment company, authorized the Fund to conduct a cash tender offer (the  "Tender Offer") for up to 10% of the Fund’s outstanding common shares (the “Shares”) at a price per Share equal to 98% of the Fund’s net asset value (“NAV”) per Share as of the close of regular trading on the New York Stock Exchange (“NYSE”) on the date the Tender Offer expires.  The Fund expects to commence the Tender Offer on or before October 6, 2023.

As of July 31, 2023, the Fund had 28,325,314 shares of common stock outstanding, 700 shares of preferred stock outstanding, and total net assets of $105.4 million (not including preferred shares).

The Board approved the recommendation of MFS, the Fund's investment adviser, to authorize the Tender Offer as part of an agreement with a large shareholder of the Fund, who had provided notice of its intention to propose two nominees of its own choosing for election as trustees to the Board and to ask shareholders to approve a non-binding proposal asking the Board to authorize a liquidity event for the Shares at the Fund’s 2023 annual meeting of shareholders.  As part of this agreement, the large shareholder has withdrawn its proposals from consideration at the Fund’s 2023 annual meeting of shareholders and has undertaken certain obligations until the Fund’s 2025 annual meeting of shareholders.  In addition, pursuant to the agreement, the Board has agreed to propose that shareholders of the Fund approve a proposal for a liquidity event at the Fund’s 2025 annual meeting of shareholders, unless the average trading discount of the Shares is equal to or less than 7.50% for the entirety of any consecutive 30 calendar day period between the expiration date of the Tender Offer and July 15, 2025.

Additional terms and conditions of the Tender Offer will be set forth in the Fund's offering materials filed with the U.S. Securities and Exchange Commission (the “SEC”).  If the number of Shares tendered exceeds the maximum amount of the Tender Offer, the Fund will purchase shares from tendering shareholders on a pro-rata basis.  Accordingly, there is no assurance that the Fund will purchase all of a shareholder's tendered common shares.  The Fund may determine not to accept shares tendered in the Tender Offer under various circumstances, as will be set forth in the offering materials.

Further information about the Tender Offer will be announced by future press releases and the Fund’s offering materials.  This announcement is for informational purposes only and is not a recommendation, an offer to purchase, or a solicitation of an offer to sell shares of the Fund and is not a prospectus, circular or representation intended for use in the purchase or sale of Fund shares.  The Fund has not yet commenced the Tender Offer described in this release.  A Tender Offer will be made only by an offer to purchase, a related letter of transmittal, and other documents that will be filed with the SEC as exhibits to a tender offer statement on Schedule TO and will be available free of charge at the SEC's website at www.sec.gov.  Shareholders should read the applicable offer to purchase and tender offer statement on Schedule TO and related exhibits if and when those documents are filed and become available, as they will contain important information about the particular Tender Offer.  The Fund will also make available, without charge, the offer to purchase and the letter of transmittal for the Tender Offer that is conducted.

Cautionary Statement Regarding Forward-Looking Statements
This press release may contain statements regarding plans and expectations for the future that constitute forward-looking statements within The Private Securities Litigation Reform Act of 1995.  All statements other than statements of historical fact are forward-looking and can be identified by the use of words such as "may," "will," "expect," "anticipate," "estimate," "believe," "continue," or other similar words.  Such forward-looking statements are based on the Fund's current plans and expectations, are not guarantees of future results or performance, and are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All forward-looking statements are as of the date of this release only; the Fund undertakes no obligation to update or review any forward-looking statements.  You are urged to carefully consider all such factors.

About the Fund
The Fund is a closed-end investment company product advised by MFS Investment Management.  Closed end funds, unlike open end funds, are not continuously offered. Except pursuant to a Tender Offer, common shares of the Fund are only available for purchase/sale on the NYSE at the current market price.  Shares may trade at a discount to NAV.  Shares of the Fund are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank.  Shares of the Fund involve investment risk, including possible loss of principal.  For more complete information about the Fund, including risks, charges, and expenses, please see the Fund's annual and semi-annual shareholder reports or contact your financial adviser.

About MFS Investment Management
In 1924, MFS launched the first U.S. open end mutual fund, opening the door to the markets for millions of everyday investors.  Today, as a full-service global investment manager serving financial advisors, intermediaries, and institutional clients, MFS still serves a single purpose: to create long-term value for clients by allocating capital responsibly. That takes our powerful investment approach combining collective expertise, thoughtful risk management and long-term discipline. Supported by our culture of shared values and collaboration, our teams of diverse thinkers actively debate ideas and assess material risks to uncover what we believe are the best investment opportunities in the market. As of July 31, 2023, MFS manages $598.6 billion in assets on behalf of individual and institutional investors worldwide. Please visit mfs.com for more information.

MFS Investment Management
111 Huntington Ave., Boston, MA  02199

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